SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June 2008
CAMPBELL RESOURCES INC.
(Registrant’s Name)
1155, University, Suite 1405,
Montreal, Quebec
Canada H3B 3A7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:
99.1	Press Release — June 9, 2008 — CAMPBELL RESOURCES CLOSES SECOND TRANCHE OF $3.5 MILLION FINANCING — MineralFields Group Purchases 8,333,333 Flow-Through Units

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMPBELL RESOURCES INC.
/s/ Réal Savoie
Réal Savoie
Vice-President Finance

DATE:  June 9, 2008

Exhibit Index
99.1	Press Release — June 9, 2008 — CAMPBELL RESOURCES CLOSES SECOND TRANCHE OF $3.5 MILLION FINANCING — MineralFields Group Purchases 8,333,333 Flow-Through Units